MATTHEW OGURICK

Partner

DIRECT TEL: 212-326-0243

FAX: 212-326-0806

mogurick@pryorcashman.com

July 2, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Cheryl Brown Karina Dorin

Re:	EON Resources Inc.
Post-Effective Amendment to Form S-1
Filed June 12, 2025
File No. 333-284447

Dear Mr. Morris:

On behalf of our client, EON Resources Inc. (the “Company”), we confirm receipt of the letter dated June 26, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. Please find enclosed a complete copy of Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced filing (as amended by Amendment No. 1, the “Post-Effective Amendment”). We are responding to the Staff’s comments as set forth below. Certain capitalized terms set forth in this letter are used as defined in the Post-Effective Amendment. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Post-Effective Amendment to Form S-1

General

1.	Please update your post-effective amendment to reflect the information contained in your Form 8-Ks filed on June 17, 2025 and June 23, 2025. In addition, please file the related agreements as exhibits to your post-effective amendment.

RESPONSE: In response to the Staff’s comment, the Company has revised the Post-Effective Amendment to incorporate the information included in the Company’s Current Reports on Form 8-K filed on June 17, 2025 and June 23, 2025. In addition, the Company has filed the related agreements to the Post-Effective Amendment as Exhibits 2.5, 2.6, 2.7, 10.29, and 10.30, respectively.

*       *       *

We trust that this response satisfactorily responds to your request. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0243.

Very truly yours,

/s/ Matthew Ogurick
Matthew Ogurick

cc:	EON Resources Inc.